Arqlite is expanding its revolutionary technology to tackle plastic pollution

🟦 **PITCH VIDEO** ⬜ **INVESTOR PANEL**



arqlite.com   Santa Ana, CA 📷 | B2B | Hardware | Ecommerce | Minority Founder | Manufacturing |

Highlights

1 ♻️We recycle what no one else can: complex plastics, at scale (1 ton per hour!)

2 🚀46% month-over-month growth on retail channels since our pre-launch in September.

3 💵Paid to take the waste and paid again for our outputs.

4 😎Our very first product is Smart: 3X lighter and 10X better insulator compared to mineral gravel.

5 🌱Our Smart Gravel replaces dumb gravel in concrete, hydroponics, and the base of pots, and planters.

6 🇦🇷🇺🇸Proven track record, from a garage in Argentina in 2015 to 24,000 sq ft California.

7 🥇Validated by Techstars, Plug & Play, Solar Impulse, Cemex Ventures, Echoing Green...

8 🙋All created with $3M of investments from people like you and strategic investors like Cemex and Coca-Cola.

Our Team

 **Sebastian Sajoux** CEO



Born in Argentina, Sebastián holds degrees in marketing and environmental consulting. Businessman and entrepreneur with tireless dedication to developing solutions and technologies to create a large-scale positive impact in the world.

We love challenges and what more challenging than solving the problem of plastics!



Carlos Paviolo Chief Development Officer

Born in Argentina and a US citizen, Carlos is a machine expert developing mechanical designs for precision custom machines and automated equipment in a variety of industries including medical device production and aerospace.



Alonzo Renteria Facility Manager

Expert in recycling technologies with several years of experience in a variety of industries. Since joining our team, he has been in charge of making our Santa Ana facility more efficient every day by passionately leading the operations team.



Payton Rockwood Marketing & Communications Analyst

A UCLA graduate with a passion for impactful problem solving, Payton is responsible for leading the company's marketing and communications, building engagement, uniting the community around common goals, and multiplying the impact of our mission.

Pitch

We recycle
What no one else can.

Our commitment to you and the planet

You recycle, and that's great, but did you know that most of the plastic you put into the bin still ends up in a landfill? There just hasn't been a way to turn dirty plastic waste into anything of value...until now. That's where we come in: we recycle what no one else can and repurpose it to create Arqlite "Smart Gravel," a lightweight concrete aggregate and drainage replacement.

And there's another upside to our business model: we are paid by big plastic-waste generators to process their waste, which is our raw material, creating a second revenue source for our company.

Moreover, Arqlite's Smart Gravel is just the tip of the iceberg as the team is already working on new products to come using our innovative technology and the vast industrial network developed so far.

The market is also evolving rapidly and new opportunities for revenue are emerging all the time. For example, companies around the world are now able to offset their plastic impact by purchasing plastic bonds. We are currently working towards being certified through the Recycled Materials Standard (**RMS**).




OF ARQLITE
ONE LESS BAG
OF PLASTIC ON
OUR BEACHES

*1 bag of Arqlite Smart Gravel (0.5f3) = 1451 bottle caps equivalent recycled!

Why is Arqlite Smart Gravel such a great product?

- **Ten times better insulator than mineral gravel,** generating significant savings in AC and heating and reducing the carbon footprint of buildings and housing when used as light aggregate for concretes
- **Three times lighter than mineral rock** reduces transportation emissions (with three times the volume in each truckload). Its lightweight helps cut installation times in half on french drains and water collection systems, saving labor costs and workers` backs.


Smarter than quarry rock
THERMAL INSULATION
SOUND INSULATION
THREE TIMES LIGHTER

- **A greener replacement** for lightweight aggregates like expanded clay, which has a high CO2 impact and requires mining extraction.
- **Reusable** as growth media in hydroponic operations, representing sizable long-term savings, besides offering a dust-free substrate that keeps systems clean and working for longer times.
- **Great to grow bigger and healthier plants** by keeping plant roots healthier. Plant lovers love installed contained at the bottom of big pots and raised garden beds. Check out our happy users: **https://www.instagram.com/arqlite/**


ECO
ECO FRIENDLY
SAFE
LIGHT
DURABLE

Our product is already available across the USA from major retailers like Amazon, Walmart, Home Depot, and is coming soon to your local supply center.

And, we are already receiving great product reviews on Amazon. 4.5 stars.









Arqlite
SMART GRAVEL
4.5
ON AMAZON

Arqlite featured on Spectrum News LA

Take a look at our manufacturing facilities in California and meet one of our #HappyUsers in this great story recently aired on Spectrum News.



Arqlite featured on Spectrum News LA
Watch later
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LAX
12:22 66°
FIGHTING PLASTIC POLLUTION
Watch on YouTube

How we got to where we are today

Already successfully manufactured and sold in Argentina, where we developed our proprietary technology to repurpose plastic waste (our raw material) and convert it into smart gravel, we are now manufacturing in the USA at our **new factory in Los Angeles, California, a ten-times bigger installation.**



TIMELINE
Lab Scale R&D
Patent Filing
Raised $20K @$285k Value
2015 - 2017
2018
Raised $200K @$1.5M Value
Commercial Scale
First Facility in Argentina
Go-to-Market (Argentina)
Full Production Sales
Market + Tech Validation
Raised $464K @$5m Value
2019
2020 - 2021
Raised $2M @$10M Value
First US Facility (Santa Ana, CA)
1,500 Tn/mo Max Capacity
Incorporating Post-Consumer
First European License Sold Cemex
Second Self-Owned Facility
Launching 2nd Product
2022
2022 - 2025
17 Global Licenses
6 Self-Owned Facilities in Strategic Locations
Major Consumer Brands Partnerships

Forward-looking projections cannot be guaranteed.

Our business model has been validated by **key investors:** Coca-Cola, Cemex, and Arcor. Moreover, we've already **raised US$3 million** through Seed and Series A funding rounds, ramping up the company valuation from US$285,000 to US$12 million in just six years. Now we are ready to take things to the next level by **getting the community involved** so we can multiply the impact of our business.

Strategic Investors

  

National and international awards

    

Future Growth

Our combined growth model consists of a combination of **self-owned facilities and licenses** to take this solution to every city around the world. Revenue streams include a **recycling service fee** (going up as landfills reach maximum capacity); **Smart Gravel sales** (with combined markets); a **ready mix concrete** (coming soon) you'll see at all major big box stores, using the best Smart Gravel formula for a light, great insulative and eco-friendly cement concrete; and **plastic bonds** that generate cash just because we are already doing good for the planet.



*This chart includes forward-looking projections that are not guaranteed.

Arqlite is a business investment that checks all the boxes. Check it out!

Products currently available

Smart Gravel Bag Size and type	Market	Retail price*	Revenue per Cubic Yard equivalent
1 Gal bag (Regular, Mini, Micromini)	Home potting	$16.99	$3,398
0.5 CuFt bag (Regular, Mini, Micromini)	Landscaping & Hydroponics	$32.99	$1,781
1 Cubic Yard (Regular, Mini, Micromini)	Concrete companies	$120	$120

*Wholesale prices: 1G $7.99, 0.5CF $12.99, 1CY $90


Arqlite Smart Gravel Mini - Small Bag - Eco Friendly / Drainage for Small pots /Decoration/ Succulents /Indoor Garden /Plants /Herb Garden /Garden Rocks /Container Gardening
Visit the Arqlite Store
151 ratings
Amazon's Choice for "arqlite eco friendly gravel"
Price: $16.99 prime FREE One-Day & FREE Returns
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Size: Mini - 1 Gal
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Mini - 1 Gal $16.99 prime
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Our competition (dumb gravel)


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If you are an investor that wants to back a company whose mission is to drive positive change by delivering a truly scalable solution, look no further!


WHAT IS OUR MISSION?
Our mission is to create a positive impact on the planet by delivering a truly globally scalable solution.